SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 9)*

REPSOL YPF, S.A.
(Name of Issuer)

Ordinary Shares, nominal value EUR 1.00 each
(Title of Class of Securities)

76026T205
(CUSIP Number)

Sacyr Vallehermoso, S.A.
Paseo de la Castellana 83-85
Madrid, Spain 28046
Attention: Ana de Pro Gonzalo
+34 91 545 5000

____________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                   The information required on the remainder of this cover page shall not be deemed to be “filed”
for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 76026T205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sacyr Vallehermoso, S.A.
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

		7	SOLE VOTING POWER
244,294,779
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY			0
OWNED BY
	EACH	9	SOLE DISPOSITIVE POWER
REPORTING			244,294,779
PERSON
	WITH	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
244,294,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.01%[1]

14	TYPE OF REPORTING PERSON (See Instructions)
CO
________________

1 20.01% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer’s Form 20-F filed on July 14, 2006.

     This Amendment No. 9 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, November 14, 2006, November 15, 2006, November 28, 2006, December 1, 2006, December 28, 2006, December 29, 2006 and January 4, 2007 by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain (“SyV”) with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the “Common Stock” and each such share of Common Stock a “Share”), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

     ITEM 4. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 4 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by inserting the following after the third paragraph thereof:

     At a duly held meeting of the Board on January 31, 2007, on the recommendation of its Nomination Committee, the Board approved the appointment of Jose Manuel Loureda Mantiñan as a director, filling one of the vacancies on the Board created by the departure of two directors unaffiliated with SyV. Mr. Loureda joins the Board as an additional institutional director designee of SyV. Mr. Loureda Inversiones is a member of the board of directors of SyV, where he is a member of the nomination committee. He is the authorized representative of Prilou, S.A. on the SyV board. Mr. Loureda also serves on the Executive Commission of SyV and on the boards of several corporate subsidiaries of SyV.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 1, 2007	SACYR VALLEHERMOSO, S.A.

By: ___/s/ Marta Silva de Lapuerta
Name: Marta Silva de Lapuerta
Title: General Secretary of the Board

The information set forth in the chart in the Statement on Schedule 13D, dated October 26, 2006 (as previously amended), entitled “SCHEDULE 1: Directors and Officers of Sacyr Vallehermoso” is hereby amended and supplemented by replacing the contents thereof with the following:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SACYR VALLEHERMOSO

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SyV are set forth below. If no business address is given, the director’s or officer’s business address is the address specified in Item 2 as the principal business address of SyV. Every director and officer is a citizen of Spain except for Diogo Alves Diniz Vaz Guedes, who is a citizen of Portugal.

Names and Business Addresses of Executive, Present Principal Occupation and Name of Employer

DIRECTORS

- Luis Fernando del Rivero[1]	Chairman of the Board of Directors

- Manuel Manrique Cecilia	First Vice Chairman

- Nueva Compañía de Inversiones S.A	Second Vice Chairman
(authorized representative Juan Abelló)[2]
Address: c/Fernando el Santo, nº 23
28010 - MADRID

- Diogo Alves Diniez Vaz Guedes	Third Vice Chairman

- Prilou, S.A.	Director
(authorized representative
Jose Manuel Loureda Mantiñan)[3]
Address:
_________________

1    Mr. del Rivero is the beneficial owner of 1,000 shares of REPSOL YPF acquired October 23, 2006 at a price of EUR 25.86 per share. Sacyr Vallehermoso, S.A. explicitly disclaims beneficial ownership of such shares. On November 29, 2006, Mr. del Rivero joined the Board of Directors of REPSOL YPF as an institutional director designee of Sacyr Vallehermoso, S.A.

2    Mr. Abelló is the beneficial owner of 1,000 shares of REPSOL YPF. He also may be deemed to be the beneficial owner of an additional 81,926 shares of REPSOL YPF held by Arbarin Sicav, S.A. Sacyr Vallehermoso, S.A. explicitly disclaims beneficial ownership of all such shares. On November 29, 2006, Mr. Abelló joined the Board of Directors of REPSOL YPF as an institutional director designee of Sacyr Vallehermoso, S.A.

3    Mr. Loureda is the beneficial owner of 2,300 shares of REPSOL YPF (1,100 shares acquired December 14, 2006 at a price of 27.91 per share and 1,200 shares acquired December 27, 2006 at a price of 26,44 per share); he also may be deemed to be the beneficial owner of an additional 21,000 shares of REPSOL YPF held by Loupri Inversiones Sicav S.A. (11,000 shares acquired December 15, 2006 at a price of 26.04 per share and 10,000 shares acquired January 30, 2007 at a price of 24.86 per share). Sacyr Vallehermoso, S.A. explicitly disclaims beneficial ownership of all such shares. On January 31, 2007, Mr. Loureda joined the Board of Directors of REPSOL YPF as an institutional director designee of Sacyr Vallehermoso, S.A.

Avd. Olímpica, nº 18 duplicado, local 2
Poligono El Soto
Móstoles (Madrid)

- Demetrio Carceller Arce	Director

- Matias Cortés Domínguez	Director

- Torreal, S.A. (authorized	Director
representative)
Pedro del Corro García-Lomas)
Address: c/Fernando el Santo, nº 23
28010 - MADRID

- Participaciones Agrupadas, S.LU	Director
(authorized representative
Angel López Corona Dávila)
Address: Pº de la Castellana, nº 89
28046 - MADRID

- Grupo Satocan, S.A.	Director
(authorized representative
Juan Miguel Sanjuán Jover)
Address:
Concejal García Feo, nº 30 - bajo
35011 - LAS PALMAS DE GRAN CANARIA

-Corporación Caixa Galicia, S.A.U.	Director
(authorized representative
José Luis Mendez López)
Address:
Avda. Linares Rivas, nº 30-32 - 3º
A CORUÑA

- Prilomi (authorized	Director
representative
José Manuel Loureda López)
Address:
Avd. Olímpica, nº 18 duplicado, local 2
Poligono El Soto
Móstoles (Madrid)

Actividades Inmobiliarias y Agericolas, S.A	Director
(authorized representative

Victor Guillamón Melendreras )
Address:
Arco de Santo Domingo, nº 1 - 2º-C
MURCIA

Francisco Javier Pérez Gracia	Director

Mutua Madrileña	Director
(authorized representative
Carlos Cutillas)
Address:
Pº de la Castellana, nº 33
28046 - MADRID

EXECUTIVES OFFICERS EXCLUDING DIRECTORS

Marta Silva de Lapuerta	General Secretary of the Board

Vicente Benedito Francés	Chief Executive Officer Law

Fernando Rodriguez Avial	Executive Officer, Testa

Rafael del Pozo García	Executive Officer, VHDP

Javier Gayo Pozo	President, Sacyr, S.A.

Fernando Lozano Sainz	Executive Officer, Valoriza SAU

José Antonio Guio de Prada	Chief Executive Officer in Contracts

Ricardo Martin Lucas	Chief Executive Somague

Ana de Pro Gonzalo	Chief Executive Officer in Institutional Relationship and Communication

Jose Manuel Naharro Castrillo	Chief Executive Officer de Human Resources

José Carlos Otero Fernández	Chief Executive Officer in Financial Management and Administration
Luis Janini Tatay	Chief Executive in Commercial Relationship